First Amendment to the
                        Stifel Financial Corp. 1993
                       Employee Stock Purchase Plan


     WHEREAS, the fiscal year end of the Company has been changed from July 31 to December 31, commencing with the year ending December 31, 1993; and

     WHEREAS, the Board of Directors believes that it is in the best interests of the Company for the offering periods under the 1993 Employee Stock Purchase Plan (the"Plan") to correspond to the fiscal year of the Company; and

     WHEREAS, the Plan provides that the Termination Date of each Offering Period, each as defined in the Plan, shall be the last day of the Company's fiscal year, and the Offering Date (as defined) shall be as determined by the Committee (as defined); and

     WHEREAS, the current Offering Period commenced on August 1, 1993, because the prior plan terminated on July 31, 1993, in accordance with past practice, and it originally was contemplated that such Offering Period would terminate on July 31, 1994, but due to the change in the Company's fiscal year, the Offering Period will terminate on December 31, 1993, the end of the Company's fiscal year; and

     WHEREAS, the Plan contemplates annual offering of options to purchase 1,000 shares of Common Stock over a one-year period, but the current Offering Period will have a duration of only five months; and

     WHEREAS, the Board of Directors believes that the following amendments do not adversely affect the rights of any participant, because each participant will have the right to purchase over a five-month period the same amount of stock that could have been purchased over a five-month period were the Plan not amended;

     NOW, THEREFORE, be it

          RESOLVED,  that the Plan is hereby amended as follows:

          Paragraph 7(a) of the Plan is amended to add the following clause to the end of such paragraph:

               "provided, however, that for the offering period commencing on August 1, 1993, and ending on December 31, 1993, each such option shall be to purchase 416 shares of Common Stock."

          Paragraph 17 shall be amended to change the date "July 31, 1998" to "December 31, 1997."

     IN WITNESS WHEREOF, the Company has caused this First Amendment to be executed on this 7th day of October, 1993.



                         STIFEL FINANCIAL CORP.

                         By /s/ Gregory F. Taylor
                            Gregory F. Taylor
                            President, Chief Executive Officer and Director